12701 Whitewater Drive, Suite 100
Minnetonka, MN 55434

September 1, 2021

VIA EDGAR

Scott Anderegg
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BBQ Holdings, Inc.
Registration Statement on Form S-3
Filed August 4, 2021
File No. 333-258481

Dear Mr. Anderegg:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf BBQ Holdings, Inc, respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 10:00 A.M. Eastern Time on Friday, September 3, 2021, or as soon as practicable thereafter.

If you have any questions or require information, please contact JC Anderson, Esq. of Lathrop GPM LLP at (612) 632-3002.  Thank you for your assistance and cooperation in this matter.

Sincerely,

BBQ Holdings, Inc.

By	/s/Jeffrey Crivello
Jeffrey Crivello
Chief Executive Officer